[Chapman and Cutler LLP Letterhead]

December 23, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on October 15, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator Double Stacker 9 Buffer ETF – January, Innovator Double Stacker ETF – January and Innovator Triple Stacker ETF – January (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Cover Page

Please consider clarifying disclosure relating to the Funds’ Outcomes to make clear that the Outcomes are based on the respective Fund’s net asset value (“NAV”) on the first day of the Outcome Period. In other words, please make clear that a shareholder purchasing shares at any point of time during an Outcome Period may not benefit from the full 9% Buffer.

Response to Comment 1

Pursuant to the Staff’s request, the Funds have updated its applicable cover page to clarify that the 9% Buffer applies only to a shareholder owning shares for the entire Outcome Period.

Comment 2 – General

Please confirm that any comments from the Trust’s correspondence filing on December 18, 2020, relating to the 485A filings made on October 30, 2020 (the “Template Filings”) that are applicable to the Funds will be addressed.

Response to Comment 2

Each Fund confirms that any applicable comments from the correspondence filed for the Template Filings will be addressed and disclosure will be revised for the Funds.

Comment 3 – Previous Comment

The Staff notes the Trust’s response, in part, to Comment 4 from the previous correspondence filing for the Funds, filed on December 15, 2020, relating to how the Buffer will be reduced after the imposition of fees and expenses is as follows:

“The Fund has revised its disclosure regarding how the Buffer will be effected by the imposition of fees and expenses, as shown below. Additionally, the Fund will consider further revisions to disclosing this concept in future filings.

The Buffer is provided prior to taking into account annual Fund management fees equal to 0.79% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund and will have the effect of reducing the Buffer amount for Fund shareholders to the extent of S&P 500 ETF price return losses of greater than 9% for an entire Outcome Period.”

Please clarify that the second part of this sentence relating to the reduction in the Buffer is due to fees and expenses. Please also explain why the Fund cannot provide a reduced Buffer percentage as part of this disclosure.

Response to Comment 3

The Funds have revised the disclosure relating to the effect of fees and expenses on the Buffer, as follows:

“If the S&P 500 ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to provide Fund shareholders that hold Fund Shares for the entire Outcome Period with a buffer against the first 9% of S&P 500 ETF losses (the “Buffer”). If the QQQ ETF’s share price does not increase in value over the duration of the Outcome Period, the Fund’s returns for the entirety of the Outcome Period will solely be dictated by the performance of the S&P 500 ETF. The Fund does not have exposure to any decreases in value experienced by the QQQ ETF when measured from the beginning to the end of an Outcome Period. Fund shareholders will bear all S&P 500 ETF losses of greater than 9% on a one-to-one basis over the duration of an Outcome Period. While the Fund seeks to limit S&P 500 ETF losses to 91% for shareholders who hold Fund Shares for an entire Outcome Period, there is no guarantee it will successfully do so. The Buffer is provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 8.21%.”

Comment 4 – Previous Comment

The Staff notes the Trust’s response to Comment 9 from the previous correspondence filing for the Funds, filed on December 15, 2020, identifies the name of the broad-based index that each Fund will use in its performance information. Please confirm that the primary index will be the total return index for each Fund’s performance information.

Response to Comment 4

Pursuant to the Staff’s comment, each Fund confirms that the primary broad-based index that each Fund will use in its performance information is the total return index.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren